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                                                        Exhibit (a)(1)(G)



Press Release                                                 Deutsche Bank

CONTACTS:    Rohini Pragasam           Dan Sullivan
             Deutsche Bank             Georgeson Shareholder Communications Inc.
             212-469-4516              800-223-2064
             rohini.pragasam@db.com    dsullivan@georgeson.com
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Deutsche Bank Commences Tender Offer for National Discount Brokers Group, Inc.


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October 24, 2000 -- Deutsche Acquisition Corp., a wholly-owned subsidiary of
Deutsche Bank AG, today commenced the previously announced cash tender offer for all outstanding shares of common stock of National Discount Brokers Group, Inc. (NYSE: NDB) at $49.00 per share.

The tender offer is being made pursuant to the previously announced merger agreement among Deutsche Bank, Deutsche Acquisition Corp. and NDB. After completion of the tender offer, there will be a second-step merger in which the remaining NDB shares will be converted into $49.00 per share in cash.

The Board of Directors of NDB recommends that stockholders accept the offer and tender their shares.

The tender offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn prior to the expiration of the offer that number of shares which, together with the shares then beneficially owned by Deutsche Bank, represents at least a majority of the outstanding shares on a fully diluted basis.

The tender offer and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time, on Tuesday, November 21, 2000, unless extended.

Deutsche Banc Alex. Brown is acting as Dealer Manager for the tender offer. Georgeson Shareholder Communications Inc. is the Information Agent.